                                                                      EXHIBIT 20

                              NOTICE OF REDEMPTION






                   7% Convertible Subordinated Notes Due 2003
                    Cusips: U85969AA8, 86074QAC6, 86074QAA0

--------------------------------------------------------------------------------
              The conversion privilege described below expires at
                         5:00 p.m. (New York City time)
                                 April 28, 1999
--------------------------------------------------------------------------------

     Notice is hereby given that pursuant to the provisions of Article III of the Indenture dated as of April 29, 1996 (the "Indenture") between Stillwater Mining Company (the "Company") and U.S. Bank National Association as Trustee, relating to the Company's 7% Convertible Subordinated Notes due 2003 (the "Notes"), the Company has called for redemption and will redeem on May 1, 1999 (the "Redemption Date") all outstanding Notes at a redemption price of $1,040 per $1,000 principal amount, together with the semi-annual interest payment of $35 per $1,000 principal amount, for a total redemption payment of $1,075 per $1,000 principal amount (the "Redemption Payment").

     Payment of the Redemption Payment will be made after the Redemption Date, but in no event prior to May 3, 1999, upon presentation and surrender of Notes at the offices of U.S. Bank National Association (the "Exchange Agent"), as follows:

              By Mail:                 By Overnight Courier or Hand Delivery:

    U.S. Bank National Association          U.S. Bank National Association
    Attn: Specialized Finance Unit          Attn: Specialized Finance Unit
            P.O. Box 64485                       180 East 5th Street
       St. Paul, MN  55101-9549                  St. Paul, MN  55101

                  For information, you may call (800) 934-6802

     On the Redemption Date, the Redemption Payment will become due and payable on each Note, interest will cease to accrue, and the holders thereof will be entitled to no rights as such holders except the right to receive payment of the Redemption Payment.

     The Notes are convertible into the Company's Common Stock, par value $.01 per share (the "Common Stock"), at a conversion price of $17.87 per share (equivalent to approximately 55.96 shares of Common Stock for each $1,000 principal amount of Notes). The right to convert Notes into Common Stock will terminate at 5:00 p.m., New York City time, on April 28, 1999.

                   ALTERNATIVES AVAILABLE TO HOLDERS OF NOTES

     Holders of Notes have the following alternatives, each of which should be considered carefully:

1.   CONVERSION OF NOTES INTO COMMON STOCK

     Pursuant to Article V of the Indenture, until 5:00 p.m., New York City time, on April 28, 1999 (the third business day immediately preceding the Redemption Date), the Notes are convertible at the option of the holder, in part or in whole, in integral multiples of $1,000, into fully paid and nonassessable shares of Common Stock at a conversion price of $17.87 per share (equivalent to approximately 55.96 shares of Common Stock for each $1,000 principal amount of Notes). In the event such conversion would result in a fractional share of Common Stock, an amount equivalent to the value of the fractional share will be paid in cash by the Company. Such amount will be determined on the basis of the last reported sales price on the American Stock Exchange on the trading day prior to the date of conversion. On the basis of the $26.375 closing price of the Common Stock as reported on the American Stock Exchange on March 31, 1999,
55.96 shares had a market value (including cash in lieu of the fractional share) equivalent to $1,475.95 (without giving effect to commissions and other costs which would likely be incurred on sale).

     The record date for the May 1, 1999 interest payment of $35 per $1000 in principal amount of Notes is April 15, 1999 (the "Record Date"). Holders of the Notes on the Record Date are entitled to receive the interest payment. Those holders that hold their Notes on the Record Date may convert the Notes on or before April 28, 1999 and receive Common Stock upon conversion in addition to the interest payment. The payment date for the interest payment is May 3, 1999 (the "Interest Payment Date"). No payment or adjustment will be made to holders that convert their Notes into Common Stock on or before April 15, 1999.

     So long as the market price of the Common Stock is at least $18.59 per share, a holder of Notes who converts after April 15, 1999 will receive shares of Common Stock having a current market value (plus cash paid in lieu of any fractional share and cash paid for the semi-annual interest payment on the Interest Payment Date), greater than the amount of cash the holder would be entitled to receive upon redemption. A holder of Notes who converts on or before April 15, 1999 will not receive an interest payment. A holder of Notes who converts after April 15, 1999 will be entitled to receive a semi-annual interest payment of $35 per $1,000 of principal on the Interest Payment Date. Holders of Notes are urged to obtain current market quotations for the Common Stock. It should be noted that the price of the Common Stock received upon conversion will fluctuate in the market. No assurance is given as to the price of the Common Stock at any future time, and holders should expect to incur various expenses of sale if the Common Stock received upon conversion of the Notes is sold.

     The conversion right expires at 5:00 p.m., New York City time, on April 28, 1999. From and after that date and time, holders of Notes will be entitled only to the Redemption Payment.

 2.  REDEMPTION OF NOTES ON MAY 1, 1999

     Any Notes that have not been converted into Common Stock by 5:00 p.m., New York City time, on April 28, 1999, will be redeemed. Upon redemption, a holder will receive $1,075 per $1,000 principal amount of Notes (consisting of $1,040 per $1,000 principal amount plus the semi-annual interest payment of $35 per $1,000 principal amount). Unless the Company defaults in making the Redemption Payment or U.S. Bank National Association is prohibited from making the payment under the terms of the Indenture, interest will cease to accrue on the Redemption Date and holders of Notes will not have any rights as such holders other than the right to receive payment of the Redemption Payment, without interest, upon surrender of their Notes. The initial payment date for the Redemption Payment is May 3, 1999.


3.   SALE OF NOTES THROUGH ORDINARY BROKERAGE TRANSACTIONS

     Sales of Notes may be made through open market brokerage transactions and, if sales are made sufficiently in advance of 5:00 p.m., New York City time, on April 28, 1999, buyers thereof may convert Notes into Common Stock in the manner described below. After 5:00 p.m., New York City time, on April 28, 1999, no holder of Notes will be entitled to convert Notes into Common Stock.

     Holders of Notes who wish to make sales should consult with their own brokers concerning if and when their Notes should be sold.


                              MANNER OF CONVERSION

     To convert Notes into Common Stock, such Notes, duly endorsed, must be received prior to 5:00 p.m., New York City time, on April 28, 1999 by the Company's Exchange Agent, U.S. Bank National Association, at the address set forth above, accompanied by written notice to the Company that the holder elects to convert such Notes, or, if less than the entire principal amount thereof is to be converted, the portion thereof to be converted. Such notice must also state the name(s) (with address) in which the certificate(s) for shares of Common Stock issuable upon conversion are to be issued. Each Note surrendered for conversion must, unless the shares issuable on conversion are to be issued in the same name as the name in which such Note is registered, be duly endorsed by, or accompanied by instruments of transfer, in form satisfactory to the Company, duly executed by, the holder or his or her duly authorized attorney. The notice that must be given to the Company may be provided by surrendering Notes accompanied by the enclosed Letter of Transmittal to the Exchange Agent.

     As promptly as practicable after the surrender of such Note and the receipt of such notice, the Company will issue and deliver in accordance with the instructions contained in the notice, a certificate or certificates for the number of full shares of Common Stock issuable upon the conversion of the Note and a check for the amount payable in lieu of any fractional share. Holders are also entitled to convert fewer than all Notes they hold provided that any conversions are for principal amounts of Notes in integral multiples of $1,000, in accordance with the terms of the Indenture. Holders of Notes that are converted after April 15, 1999 are entitled to receive the semi-annual interest payment on the Interest Payment Date. No payment or adjustment will be made on conversion for interest accrued on Notes that are surrendered for conversion on or before April 15, 1999.

     The Notes may be converted into Common Stock only by delivery of Notes, accompanied by the notice as described above, to the Exchange Agent prior to 5:00 p.m., New York City time, on April 28, 1998. Since it is the time of receipt, not the time of mailing, that determines whether Notes have been properly tendered for conversion, sufficient time should be allowed for Notes sent by mail to be received by the Exchange Agent prior to 5:00 p.m., New York City time, on April 28, 1999.

     Any Notes that have not been properly presented for conversion prior to 5:00 p.m., New York City time, on April 28, 1999, will be automatically redeemed as set forth herein upon surrender of the Note.


                              MANNER OF REDEMPTION

     To receive the Redemption Payment specified above for any Notes being redeemed, the holder thereof must surrender such Notes to U.S. Bank National Association at the address set forth above.


                   IMPORTANT INFORMATION FOR HOLDERS OF NOTES

MARKET CONSIDERATIONS

     On March 31, 1999, the reported closing price of the Common Stock on the American Stock Exchange was $26.375 per share. During the period from January 1, 1998 through March 30, 1999 the high and low closing sales prices per share of the Common Stock as reported on the American Stock Exchange were $29.125 and $10.58, respectively. As long as the market price of the Common Stock is at least $18.59 per share, holders who elect to convert their Notes after April 15, 1999 will receive shares of Common Stock having a current market value (plus cash paid in lieu of any fractional share and cash paid for the semi-annual interest payment on the Interest Payment Date) greater than the amount of cash they would be entitled to receive upon redemption.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following discussion is for general information and is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"), the applicable regulations promulgated thereunder, and published administrative and judicial decisions, all as they exist at the date of this Notice. Changes in the law could affect the federal income tax consequences discussed below.

     Certain holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations and persons who are not citizens or residents of the United States or other foreign persons) may be subject to special rules not discussed below. Each holder should consult his or her own tax advisor as to the particular tax consequences of the sale or conversion of the Notes, including the applicability and effect of any state, local or foreign tax laws, and any changes in applicable tax laws.

     For federal income tax purposes, the conversion of Notes into Common Stock should not result in a taxable gain or loss with respect to the Common Stock received, except to the extent of accrued interest on the converted Notes which will not be paid (which would exist if the holder converted Notes on or prior to April 15), and except that gain or loss must be recognized with respect to cash received in lieu of fractional shares upon conversion. If there is any accrued interest on converted Notes that will not be paid, there is some risk that Common Stock received in the conversion will be taxable as ordinary income in the nature of interest to the extent of such accrued but unpaid interest. The amount of gain or loss attributable to the receipted cash in lieu of fractional shares will be equal to the amount of cash received less the basis attributable to such fractional shares and will be capital gain or loss if the Notes are capital assets in the hands of the holder unless the notes have market discount (as discussed below) and except that if the holder held Common Stock prior to the conversion (either directly or by attribution), such amount might, in certain circumstances, be ordinary income. A holder's basis for the Common Stock received upon conversion of Notes will be equal to the basis of the Notes surrendered, reduced by the portion of the basis allocated to any fractional share and increased by the amount of any interest income recognized in the conversion by holders who convert on or before April 15. Assuming that the Notes are capital assets in the holder's hands, the holding period for the Common Stock should include the holding period for those Notes. If Notes that are converted into Common Stock have market discount (i.e., were purchased by
                                                  ----
the holder for an amount less than their issue price if purchased at original issue, or for an amount less than their redemption price at maturity if purchased after original issue) cash received in lieu of fractional shares would be ordinary income to the extent of accrued market discount, and the remaining amount of market discount that has accrued at the time of the conversion will carry over into such Common Stock and be taxed as interest income to the converting holder when that Common Stock is disposed of by sale or other disposition. The foregoing result will not apply if the holder timely elected to include in income currently the market discount as it accrued.

     A sale of Notes or surrender of Notes for redemption will be a taxable transaction on which gain or loss, if any, will be recognized. The gain or loss will be a capital gain or loss, provided the Notes are a capital asset in the hands of the holder any such capital gain or loss will be long-term capital gain or loss if the Notes were held for more than one year prior to the sale or redemption. The gain or loss recognized upon sale of Notes or surrender thereof for redemption will be the difference between the holder's basis in the Notes and the sale price or redemption price, as the case may be, received in respect thereof, exclusive of accrued interest, which will be taxable as ordinary income. However, if the Notes that are redeemed have market discount (i.e., were purchased by the holder for an amount less than their issue
          ----
price if purchased at original issue, or for an amount less than their redemption price at maturity if purchased after original issue), the Redemption Payment will be treated as ordinary income to the extent of the accrued market discount on the Notes at the time of the Redemption. The foregoing result will not apply if the holder timely elected to include in income currently the market discount as it accrued. If Notes that were purchased at a premium are redeemed, and if the holder has elected to deduct the bond premium, the holder may be permitted to deduct any remaining unamortized bond premium as an ordinary income loss in the year of redemption.

     Holders who are treated as foreign persons for U.S. income tax purposes may, in certain circumstances, recognize gain or loss upon the redemption of the Notes. Such holders are urged to obtain advice concerning U.S. tax consequences of converting or redeeming their Notes.

     The federal income tax discussion set forth above is included for general information only. Holders should consult their tax advisors to determine particular tax consequences to them (including the application and effect of market discount and backup withholding rules, state and local income and other tax laws) prior to any conversion, sale or surrender for redemption of the

Notes. Holders who do not provide a Taxpayer Identification Number or who provide an incorrect Taxpayer Identification Number on the Substitute Form W-9 provided in the Letter of Transmittal may be subject to a 31% backup withholding tax on the Redemption Payment and on any cash received in lieu of a fractional share and other penalties.


                                    GENERAL

     A copy of this Notice of Redemption and a form of Letter of Transmittal to accompany Notes surrendered for redemption or conversion is being sent to all holders of the Notes. Additional copies of such documents may be obtained from U.S. Bank National Association at the addresses set forth above or by telephone at (800) 934-6802.



                           STILLWATER MINING COMPANY

                                James A. Sabala
                   Vice President and Chief Financial Officer


April 1, 1999